UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Notice of Inclusion of Subsidiary in Holding Company

1. Details of subsidiary	A. Company name		POSCO LITHIUM SOLUTION
	B. Representative		Park, Hee-Suk
	C. Main business		Production and sales of lithium hydroxide (LiOH)
	D. Financial status of the latest fiscal year (KRW mn)	Total assets	—
		Total liabilities	—
		Total shareholders’ equity	—
		Capital stock	—

2. Shareholding ratio of subsidiary	Before inclusion	Shares held (shrs.)	—
		Shareholding ratio (%)	—
	After inclusion	Shares held (shrs.)	57,510,000
		Shareholding ratio (%)	100.0

3. Percentage of value of shares held to total assets	Before inclusion	Value of shares held (KRW million)	—
		Percentage in total assets (%)	—
	After inclusion	Value of shares held (KRW million)	287,550
		Percentage in total assets (%)	0.53

4. Total number of subsidiaries	Before inclusion		16
	After inclusion		17

5. Reasons for inclusion			Corporation establishment

6. Date of inclusion			December 21, 2022

7. Date of board resolution (decision date)			October 7, 2022

8. Other matters to be factored into investment decisions

•  POSCO LITHIUM SOLUTION is a newly established subsidiary of POSCO HOLDINGS and will report the incorporation of affiliates in accordance with Article 30 (1) of the Monopoly Regulation and Fair Trade Act.

•  ‘Shares held’ after inclusion under 2. ‘Shareholding ratio of subsidiary’ is a total number of shares (57,510,000 shares) issued by POSCO LITHIUM SOLUTION after the its establishment in which POSCO HOLDINGS is acquiring through contribution in cash.

•  ‘Value of shares held’ after inclusion under 3. ‘Percentage of value of shares held to total assets’ is the total equity value of all 57,510,000 shares newly issued by POSCO LITHIUM SOLUTION.

•  ‘Percentage in total assets’ after inclusion under 3. ‘Percentage of value of shares held to total assets’ is the share of the acquisition value to the total assets of the financial statements of POSCO HOLDINGS after the Spin-off (on Quarterly Report of 1st quarter of 2022).

•  Above ‘6. Date of inclusion’ is the date of the company registration.

•  Above 7. Date of board resolution (decision date) is the date of resolution of the board of directors of POSCO HOLDINGS.

•  POSCO LITHIUM SOLUTION is a company in Korea that produces and sells Lithium Hydroxide with Lithium Carbonate produced in POSCO Argentina.

ø Related disclosure	Important Notice of the Company Management (Disclosure of POSCO HOLDINGS’ Subsidiary Company POSCO Argentina) disclosed on October 11, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC. (Registrant)

Date: December 21, 2022	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah Title: Senior Vice President